EXHIBIT 99.1

Yamana Gold Provides an Update on Its Phase 2 Jacobina Expansion Including a 31% Increase in Production, Significant 10-Year Free Cash Flow Generation and Robust Project Economics with Low Capital of $57 Million

TORONTO, May 06, 2020 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) is pleased to provide an update on the Phase 2 expansion of its Jacobina mine. The Phase 2 expansion strategically positions Jacobina to generate further value bringing forward cash flows and increasing its leverage to gold prices, while taking advantage of its exceptional geological potential, both near mine and regionally, supported by the operation’s impressive track record of discovery and conversion of mineral resources to mineral reserves, which continue to show positive results in 2020.

Jacobina Phase 2 Expansion Highlights

  The Phase 2 pre-feasibility study (“PFS”) case (“PFS Case”) is based on the mine’s current mineral reserves and includes a life of mine (“LOM”) of 11.5-years from the beginning of 2020. It outlines an after-tax net present value (“NPV”)(1,2) of $777 million, assuming a $1,250 per ounce gold price, and an NPV(1,2) of $1.23 billion at $1,550 per ounce gold.
  An extended mine plan (“Extended Case”) has been developed that considers the addition of 9.5 million tonnes of plant feed with an average grade of 2.40 grams of gold per tonne (“g/t”), assuming the successful conversion of mineral resources. In this Extended Case scenario, the Phase 2 mine life increases to 14.5 years and outlines an NPV(1,2) of $993 million, assuming a $1,250 per ounce gold price, and an NPV(1,2) of $1.54 billion at $1,550 per ounce gold.
  The low-risk Phase 2 expansion is expected to generate cash flows in the first 10 years after completion of $1.42 billion in the PFS Case at a gold price of $1,550 per ounce, and $1.78 billion in the Extended Case scenario at a $1,550 gold price. Assumes a conservative Brazilian Real (“BRL”) to US dollar (“USD”) exchange rate of 4.0:1.
  Average gold production increases to 230,000 ounces per year at an average feed grade of 2.40 g/t of gold, representing a 31% production increase compared to the Phase 1 running rate of 175,000 ounces per year.
  At the new production rate, the cost structure improves as fixed costs are spread over more units, delivering an average LOM unit operating cost(2) of $37.50 per tonne fed, average LOM cash costs(2,3) of $532 per ounce, and all-in sustaining costs (“AISC”)(2,3) of $727 per ounce, cementing Jacobina’s position as a low-cost underground mining operation. Assumes a conservative BRL/USD exchange rate of 4.0:1.
  Modest capital cost estimated at $57 million using the same exchange rate of 4.0:1, which would not begin until 2021, and largely consists of modifications to the processing plant as well as underground development acceleration. Plant modifications include the replacement of the existing tertiary crusher with a larger capacity crusher, the addition of a third ball mill, and the addition of a new silo.
  Assuming a BRL/USD exchange rate of 5.0:1, average LOM cash costs(3) improve by 18% to $438 per ounce and LOM AISC(3) improve by 16% to $609 per ounce, and the project capital cost declines 19% to $46 million.
  Further optimization opportunities are advancing in parallel, aimed at improving mining recovery, reducing costs, and converting mineral resources to mineral reserves. Immediate value increases are delivered by the spot foreign exchange rate of BRL/USD of 5.6:1 compared to 4.0:1 assumed in the PFS, and current spot gold prices.
  Phase 2 completion would occur in early 2023 with the timeline dependent on the feasibility study. The completion of the feasibility study is currently planned for mid-2021, with the permitting process already ongoing and expected to be approved by late 2021.
  The feasibility study will look to further improve operating costs and also take into account the actual realized potential under the Phase 1 optimization to determine the true potential of Phase 2. The Company may choose to normalize operations under Phase 1 for a period of time to determine the true realizable throughput under this phase before proceeding with Phase 2.
  Exploration at Jacobina is focused on identifying areas of higher grade mineralization and converting those areas to measured and indicated mineral resources both near the mine infrastructure and in the district. The results to date underline the potential of the Jacobina mine to both expand the total mineral reserve base and to potentially provide higher grade mill feed in the early years of the Phase 2 expansion.  The Company is planning an exploration update for Jacobina and El Peñón later in May.

The Phase 2 Expansion

The Phase 2 expansion project reaffirms the Jacobina mine as a low-cost, long-life asset with significant value. Phase 2 outlines an increase in throughput to 8,500 tonnes per day (“tpd”), which is expected to be achieved through the installation of an additional grinding line and incremental upgrades to the crushing and gravity circuits. Total project capital costs are estimated at $57 million, of which $35 million is related to the processing plant (including a 35% contingency), $14 million for underground mining, and $8 million for infrastructure. The project’s modest capital cost is expected to be invested incrementally and would allow the project to be funded by Jacobina’s cash flow.

The current mining equipment fleet and underground infrastructure is able to support most of the additional production requirements for the Phase 2 expansion, including electrical substations and pumping stations. However, the acquisition of certain infrastructure will be brought forward to support the increased production rate. Ventilation infrastructure will be upgraded to provide adequate airflow for the additional working areas and increased equipment fleet. Total underground development is unchanged from the Phase 1 case, but the peak development rate is planned to increase from approximately 16 kilometres per year to 19 kilometres per year to support the higher production rate.

At the plant, crushing capacity will be increased by replacing an HP 500 tertiary crusher with a larger HP 800 crusher. In addition, a third ball mill, with a nominal capacity of 195 tonnes per hour, will be added to the plant to bring grinding capacity to required levels. Further, a new 6,000-tonne capacity silo, similar in size to the operation’s existing silos, will be installed to serve the new ball mill. The new grinding line will also have a new gravimetric concentration system.

Phase 2 Economic Details

The Phase 2 expansion would ramp up annual gold production to 230,000 ounces by 2023 at average feed grades of 2.40 g/t of gold. The PFS Case scenario, which is based on current mineral reserves only, delivers an NPV(1) of $777 million over an 11.5-year mine life using a conservative gold price assumption of $1,250 per ounce, and a BRL/USD exchange rate of 4.0:1, or $1.43 billion at $1,550 per ounce and 5.0:1 BRL/USD.

Under the Extended Case, which includes 9.5 million tonnes of additional plant feed with an average feed grade of 2.40 g/t of gold, LOM increases to 14.5 years at 8,500 tpd. Under this scenario, the after-tax NPV(1) increases to $993 million assuming a $1,250 per ounce gold price and a BRL/USD exchange rate of 4.0:1, and to $1.78 billion at a gold price of $1,550 per ounce and 5.0:1 BRL/USD.

While the PFS shows scenarios of mine lives of 11.5 and 14.5 years, Jacobina has a long track record of increasing mine life, and the Company expects mine life to exceed these levels.

The magnitude of change in the NPV of Jacobina under the Phase 2 expansion is a significant step in the improvement of an already long-life, high-NPV asset in Yamana’s portfolio. The long-term strategic benefit to an expansion at Jacobina exists in the flexibility to bring cash flows forward and increase the mine’s leverage to gold prices, while quickly delivering additional value from the impressive mineral inventory and exploration potential at the immediate mine and in the surrounding mining concessions, as is demonstrated by the Company’s successful history of increasing mineral resources and mineral reserves, which continues to be demonstrated in 2020.

Table 1: Jacobina Phase 2 by the Numbers

Parameter	Phase 2 PFS Case
Life of Mine (years)	11.5
Throughput (tpd)	8,500
Recovery Rate	96.5%
Annual Gold Production (ounces)	230,000
Average LOM Costs per tonne of ore processed(2)
Mining ($/t)	21.43
Process Plant ($/t)	11.51
G&A ($/t)	4.56
Total Operating Cost ($/t)	37.50
Average LOM AISC(1,2) (per ounce)	$727
Average LOM Cash Costs(1,2) (per ounce)	$532
Capital Costs
8,500 tpd Expansion Capex (millions)	$57
Other LOM Expansionary Capex (millions)(3)	$25
Average LOM Sustaining Capex (millions per year)	$30

  Refers to a non-GAAP financial measure. Please see the discussion included under the heading “Non-GAAP Financial Measures” in the Company’s Management Discussion and Analysis for the three months ending March 31, 2020, which is available on the Company's website at www.yamana.com, and on SEDAR at www.sedar.com.
  Assumes a BRL/USD exchange rate of 4.0:1.
  Other Expansionary LOM Capex includes infrastructure, support systems and TSF expenditures over the mine life.

Table 2: Leverage to Gold Price

Sensitivities for both scenarios are presented at different gold prices in the table below to reflect the project’s leverage to gold prices. Assumes an exchange rate BRL/USD of 4.0:1.

Gold Price (per ounce)	$1,250	$1,450	$1,550
Current Mineral Reserves Phase 2 PFS Case
NPV(1,2) (millions)	777	1,079	1,229
Cash Flow – First 5 years	569	761	858
Cash Flow – First 10 years	953	1,264	1,419
Additional Converted Mineral Resources of 9.5 Million Tonnes Phase 2 Extended Case
NPV(1,2) (millions)	993	1,360	1,544
Cash Flow – First 5 years	569	761	858
Cash Flow – First 10 years	1,203	1,590	1,784
  Discount rate of 5%.
  Assumes a BRL/USD exchange rate of 4.0:1.

Table 3: Foreign Exchange Opportunity

Sensitivities for both scenarios are presented at an exchange rate of BRL/USD 5.0:1. The current spot exchange rate of BRL/USD is approximately 5.6:1.

Gold Price (per ounce)	$1,250	$1,450	$1,550
Current Mineral Reserves Phase 2 PFS Case
NPV(1,2) (millions)	978	1,279	1,430
Cash Flow – First 5 years	688	881	977
Cash Flow – First 10 years	1,145	1,455	1,610
Additional Converted Mineral Resources of 9.5 Million Tonnes Phase 2 Extended Case
NPV(1,2) (millions)	1,238	1,602	1,779
Cash Flow – First 5 years	688	881	977
Cash Flow – First 10 years	1,444	1,825	2,007

1. Discount rate of 5%.
2. Assumes a BRL/USD exchange rate of 5.0:1.

Table 4: Foreign Exchange - Capital Cost and Operating Cost Tailwinds

Additional sensitivities are presented at different foreign exchange rates in the table below to reflect the capital cost and operating cost impacts at different exchange rates.

Foreign Exchange Rate BRL/USD	4.0	5.0	5.5
Phase 2 PFS Case
Average LOM Costs per tonne of ore processed ($/t)	37.50	30.63	28.16
Average LOM AISC(1) (per ounce)	$727	$609	$567
Capital Cost (millions)	$57	$46	$43
  Refers to a non-GAAP financial measure. Please see the discussion included under the heading “Non-GAAP Financial Measures” in the Company’s Management Discussion and Analysis for the three months ending March 31, 2020, which is available on the Company's website at www.yamana.com, and on SEDAR at www.sedar.com.

The Phased Approach to Increase Production at Jacobina and Project Implementation Schedule

The Phase 2 expansion plan builds on the success of the Phase 1 optimization project, which targeted a sustained throughput of 6,500 tpd and annual gold production of 175,000 ounces. Phase 1 includes the installation of an advanced processing control system, two additional gravity concentrators, an additional kiln, and four new carbon-in-pulp tanks.

Jacobina achieved the Phase 1 objective of 6,500 tpd in the first quarter of 2020, a full quarter ahead of schedule and without the inclusion of the benefits expected from the installation of all the plant modifications, which are scheduled for completion in mid-2020. The Company continues to evaluate the Phase 1 actual performance and pursue further debottlenecking initiatives to determine what is the sustainable throughput level in excess of 6,500 tpd that the mill can achieve without additional investment.

The Company expects to file an updated Jacobina Technical Report later this month that provides more details about the Phase 2 expansion project. Detailed engineering for the Phase 2 expansion is currently scheduled to commence soon after commissioning of Phase 1 in mid-2020. This would allow engineering and construction to be completed by early 2023. An incremental increase in throughput to approximately 7,000 tpd could be achieved in 2022 after upgrading the crushing circuit. The critical path for the Phase 2 expansion is in the grinding area, as the ball mill is a long lead-time item.

Capital costs associated with Phase 2 would not commence until 2021 with completion of the project expected by early 2023. These timelines are dependent on completion of the Phase 2 feasibility study by mid-2021. The feasibility study will look to further improve operating costs and also take into account the actual realized potential under Phase 1 to determine the true potential of Phase 2. The Company may choose to normalize operations under Phase 1 for a period of time in order to determine the true realizable throughput for this phase before proceeding with Phase 2.

The Company has applied for permitting and expects the permits to be issued by late 2021, within the timeframes currently assumed for implementation of Phase 2. The permit application is for higher throughput than contemplated in Phase 2 to ensure further flexibility. The Company is already permitted for throughput of up to 7,500 tpd.

Exploration Program Focused on Increasing Mineral Resources at Higher Grades

Exploration at Jacobina is focused on identifying areas of higher grade mineralization and converting those areas to measured and indicated mineral resources. The successful program is not only expanding mineral resources and mineral reserves on a yearly basis, but is designed to augment mine production by increasing mill feed grade over the LOM.

The operational sensitivity to grade improvements in processed ore is significant as at the milling rate contemplated in Phase 2, every 0.1 g/t increase in grade results in an increase in annual production of over 9,000 ounces. While there is no assurance that grade will increase, the Company is undertaking more effort exploring zones identified as higher grade areas.

Three areas of the mine have provided outstanding results to date. The Canavieiras sector, which has the highest grade reserves, has seen significant exploration success, especially in the LU reef where recent drilling expands on the successful results reported in the Company’s exploration update press release issued September 5, 2019, which is available on the Company’s website at www.yamana.com. A new mineral resource for this high grade sector is expected later this year.

Drilling also continues to expand on the successful results reported from Morro de Vento where higher grade mineralization is focused in the Main Reef. An effort initiated in 2019 to expand resources south of the prolific Joao Belo mine has intercepted mineralization at greater-than-mine grades and is expected to provide new inferred mineral resources at good grades for longer-term mineral reserve growth adjacent to existing mine infrastructure.

Underground development has also recently provided a new exploration platform in two areas. Development designed to join Canavieiras Sul and Central has led to the discovery of further mineralization in this high grade area, and new drill platforms have been established in the little explored Moro do Vento Leste area where surface drilling has previously established the presence of a large area of mineralization located down dip from the higher grade Moro do Vento sector. Surface exploration and compilation of historic data continue to provide long-term exploration targets beyond the known mineral resource base with targets at Moro da Viuva, located north of Canavieiras, and an expanding mineralized area south of Joao Belo.

These results underline the potential of the Jacobina mine to both expand the total mineral reserve base and to potentially provide higher grade mill feed in the early years of the Phase 2 expansion. The Company is planning an update on recent exploration results at Jacobina and El Peñón later in May.

Backfill Opportunity

The Company has initiated a separate study outside the Phase 2 PFS to evaluate the installation of a backfill plant to allow up to 2,000 tpd of tailings to be deposited in underground voids. Preliminary results indicate that the project has the potential to reduce the environmental footprint, extend the life of the existing tailing storage facility, and improve mining recovery, resulting in an increased conversion of mineral resources to mineral reserves. The results of the Phase 2 Extended Case expansion outlined above do not rely on the implementation of a tailings backfill plant.

About the Jacobina Mine

The Jacobina mining complex is located in the state of Bahia in northeastern Brazil, approximately 330 kilometres northwest of the city of Salvador. It consists of several underground mines, including Joao Belo, Canavieiras, Serra do Corrego, Morro do Cuscuz, and Morro do Vento, all of which are accessed by ramp from the surface. Mining from multiple underground mines concurrently, each with independent access, provides operational flexibility and allows Jacobina to achieve relatively high mining production rates.

Gold production at Jacobina has increased quarter-over-quarter for the past five years, from 76,000 ounces in 2014 to more than 159,000 ounces in 2019. This was achieved through an increase in underground development to provide additional working areas and operational flexibility, delineation drilling to improve geological confidence, and incremental improvements in the processing plant to increase throughput to approximately 5,800 tpd with a gold recovery of 96% to 97%.

Jacobina benefits from the Superintendência do Desenvolvimento do Nordeste tax incentive as a result of the Company’s investment in Bahia state. The tax incentive reduces the operation’s effective tax rate from 34.0% to 15.25% and was granted until 2025.  The Company can apply for an additional extension beyond 2025 to the tax incentive rate for continued investment in the area of north east Brazil.

Mineral Reserve Statement, Jacobina Mine

	Proven Mineral Reserves			Probable Mineral Reserves			Total Proven & Probable
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Gold	20,720	2.29	1,525	13,456	2.24	968	34,176	2.27	2,493

Mineral Resource Statement, Jacobina Mine

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured & Indicated
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Gold	27,705	2.26	2,014	14,765	2.27	1,076	42,470	2.26	3,090

	Inferred Mineral Resources
	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)
Gold	18,528	2.36	1,406

Mineral Reserve and Mineral Resource Reporting Notes
    1. Metal Price, Cut-off Grade, Metallurgical Recovery:

Mineral Reserves	Mineral Resources
Price assumptions: $1,250 gold
Underground reserves are reported at variable cut-off grades by zone ranging from 1.12 g/t gold to 1.30 g/t gold
Mineral reserves includes lower grade supplemental ore which is incorporated into the life of mine plan, and which was previously categorized as mineral resources
Metallurgical recovery is 96%	Underground cut-off grade is 1.00 g/t gold, which corresponds to 75% of the cut-off used to estimate the mineral reserves Minimum mining width of 1.5 meters, considering internal waste and dilution
  Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101
  All mineral resources are reported exclusive of mineral reserves.
  Mineral resources which are not mineral reserves do not have demonstrated economic viability.
  Mineral Reserves and Mineral Resources are reported as of December 31, 2019.
  Mineral reserves have been estimated by the Jacobina Mine Planning Team under the supervision of Eduardo de Souza Soares, Coordinator Technical Services, Registered Chartered Professional Member of Australasian Institute of Mining and Metallurgy, MAusIMM CP(Min), a fulltime employee of Jacobina Mine, and a Qualified Person as defined by National Instrument 43-101.
  Mineral resources have been estimated by the Jacobina Resources Geology Team under the supervision of Renan Garcia Lopes, Senior Geologist, Registered Chartered Professional Member of Australasian Institute of Mining and Metallurgy, MAusIMM CP(Geo), a fulltime employee of Jacobina, and a Qualified Person as defined by National Instrument 43-101.

Qualified Persons

Scientific and technical information contained in this news release has been reviewed and approved by Sébastien Bernier (P.Geo and Senior Director, Geology and Mineral Resources). Sébastien Bernier is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Yamana

Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Jacobina mine and any expansions and exploration results. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include expectations related to the Jacobina mine in connection with expansion and exploration plans discussed herein being met, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver, zinc and molybdenum), currency exchange rates (such as the Brazilian real versus the United States dollar), the impact of inflation, possible variations in ore grade or recovery rates, hedging programs, changes in accounting policies, changes in Mineral Resources and Mineral Reserves, risks related to other investments, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks related to fiscal stability agreements, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

(All amounts are expressed in United States Dollars unless otherwise indicated.)

  Discount of rate of 5%
  Assumes a BRL/USD exchange rate of 4.0:1.
  Refers to a non-GAAP financial measure. Please see the discussion included under the heading “Non-GAAP Financial Measures” in the Company’s Management Discussion and Analysis for the three months ending March 31, 2020, which is available on the Company's website at www.yamana.com, and on SEDAR at www.sedar.com.

    Amounts are expressed in United States Dollars unless otherwise indicated.